Exhibit 4.2

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE NOTE, OR DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT OR UNLESS SOLD IN FULL COMPLIANCE WITH RULE 144 UNDER THE ACT.

COMSOVEREIGN HOLDING CORP.
CONVERTIBLE PROMISSORY NOTE

Note Number: C-

$[an aggregate of 11,150,000]	January 29, 2021

For value received, COMSOVEREIGN HOLDING CORP., a Nevada corporation (the “Company”), unconditionally promises to pay to [     ] or its assigns (the “Holder”) the principal sum of $[     ] with interest on the outstanding principal amount as set forth below. The principal balance of this Note, together with the accrued interest thereon shall be due and payable on the dates and in the manner set forth below.

1. Reference to Merger Agreement. This Convertible Promissory Note (this “Note”) is one of a series of convertible promissory notes (collectively, the “Convertible Debentures”) which are delivered pursuant to and in accordance with the terms and conditions of that certain Agreement and Plan of Merger, dated as of August 24, 2020, by and between the Company, CHC Merger Sub 8, LLC, Skyline Partners Technology LLC (“Skyline”), and the other parties named therein (as it may be amended, the “Merger Agreement”). Capitalized terms used in this Note without definition shall have the meanings given to them in the Merger Agreement.

2. Maturity; Payments; Prepayment; Waiver of Presentment.

(a) Maturity Date. This Note shall mature on January 29, 2026 (the “Maturity Date”). At any time on or after the Maturity Date, if this Note has not been paid in full, the Holder, may: (i) by providing a Conversion Notice to the Company in accordance with Section 3, below, elect to be paid in cash all unpaid accrued interest of this Note through the Conversion Date and convert the unpaid principal of the Note into shares of CHC Common Stock in accordance with Section 3; (ii) demand payment of the entire outstanding principal balance and all unpaid accrued interest under this Note (a “Payment Demand”); or (iii) continue to hold this Note, in which case the interest rate shall be increased to fifteen percent (15%) and this Note shall thereafter accrue interest at the rate of 15% per annum compounded annually, until such time as (x) Holder makes a Payment Demand and the Note is repaid in full; or (y) this Note is converted in full pursuant to Section 3.

(b) Interest. Interest on the outstanding principal amount shall accrue at the rate of 1.01% per annum and shall be adjusted to the Prime Rate as published by the Wall Street Journal on each annual anniversary of the Closing Date so long as the Note is outstanding (subject to adjustment as set forth below), or the maximum rate permissible by law, whichever is less, and calculated on the basis of a 365 day year for the actual number of days elapsed. Interest shall commence on the date hereof and shall continue on the outstanding principal balance hereof until paid in full.

(c) Payments.

(i) The Company shall make annual payments of all accrued, unpaid interest on the unpaid principal amount on January 1 of each year that this Note is outstanding.

(ii) Following the Maturity Date, the Company shall give the Holder written notice at least 15 days prior to any repayment of this Note so that Holder may elect to convert the Note pursuant to Section 3 prior to any such repayment.

(iii) All payments of principal and interest shall be in lawful money of the United States of America and shall be payable at the office of the Holder listed on the Company’s records, unless another place of payment shall be specified in writing by the Holder. All payments shall be applied first to any fees or expenses due to the Holder then to accrued interest, including any interest that accrues after the commencement of a proceeding by or against the Company under Title 11 of the United States Code, and thereafter to the outstanding principal balance hereof. If any payments on this Note become due on a Saturday, Sunday or a public holiday under the laws of the State of Nevada, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing interest in connection with such payment. Each payment which is made on the Convertible Debentures (whether of principal, interest, or any other amount) shall be allocated and remitted pro rata among the Holders of the outstanding Convertible Debentures, based upon the aggregate outstanding principal amount on the Convertible Debentures. If any Holder receives any payment (whether voluntary, involuntary, by application of offset, or otherwise) under this Note in excess of Holder’s pro rata share of the payments received by all Holders of the Convertible Debentures, then Holder shall hold in trust all such excess payments for the benefit of the Holders of the other Convertible Debentures, and shall pay such amounts held in trust to such other Holders upon demand.

(d) Prepayment. This Note may not be prepaid by the Company prior to the Maturity Date without the written consent of the Holder.

(e) Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

3. Conversion.

(a) Within three (3) business days of the receipt by the Company from the Holder of a written notice to convert this Note pursuant to this Section 3 given at any time that is more than one (1) year after the date of issuance of this note (a “Conversion Notice”), (i) the Company shall pay to the Holder any accrued and unpaid interest through the date on which such Conversion Notice is given (the “Conversion Date”), and (ii) the Company shall instruct its transfer agent to convert the entire outstanding principal balance hereof into a number of shares of common stock, par value $0.0001 per share, of the Company (the “CHC Common Stock”) equal to (x) the outstanding principal balance hereof, divided by $5.22 (the “Conversion Price”); provided that a Conversion Notice given on or after the Maturity Date must be made pursuant to the provisions of Section 2(a), above. Notwithstanding any other provision of this Note to the contrary, this Note may not be converted at any time within one (1) year of the date of issuance of this Note.

(b) Corporate Transaction. In the event that (i) the Company enters into an agreement pertaining to (A) a sale, lease, conveyance, exclusive license or other disposition of all or substantially all of the assets of the Company or (B) (1) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the equityholders of the Company immediately prior to such consolidation, merger or reorganization own less than fifty percent (50%) of the voting power of the surviving or successor entity (or in the event stock or ownership interests of an affiliated entity are issued in such transaction, less than fifty percent (50%) of the voting power of such affiliated entity) immediately after such consolidation, merger or reorganization; or (2) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s outstanding voting power is transferred; other than (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof (each such event described in (A) and (B) above being referred to herein as a “Corporate Transaction”), and (ii) the Note has not previously been paid in full or converted into capital securities of the Company, then, before any distribution or payment shall be made to the holders of equity securities of the Company, the Holder shall be entitled to be paid the greater of (X) the principal balance of this Note then outstanding plus unpaid accrued interest thereon through the date of such Corporate Transaction, or (Y) the amount that the Holder would have received had the Note been converted pursuant to Section 3(a) above.

(c) Conversion Procedures. Upon the conversion of this Note pursuant to Section 2(a) or Section 3(a), this Note shall be converted automatically without any further action by the Holder and whether or not this Note is surrendered to the Company or its transfer agent.

(d) Fractional Equity. No fractional share shall be issued upon the conversion of this Note. All shares issuable upon conversion of the outstanding principal amount of this Note shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share, the Company shall, in lieu of issuing any fractional share, either pay the Holder who is otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of the Company) or issue a full share in lieu of such fractional share.

(e) Restrictive Legends. If, at the time of conversion of this Note, the Holder has held this Note for a period of at least one year and the Holder has not been for a period of at least three months an “affiliate” of the Company, the Company shall cause to be delivered to its transfer agent in connection with the issuance of the shares of CHC Common Stock issuable upon such conversion, a legal opinion from the Company’s corporate counsel opining that, pursuant to Rule 144 under the Securities Act, such shares of CHC Common Stock need not include any restrictive legend or market place trading or transfer restrictions.

(f) Adjustment of Conversion Price. If the Company subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of CHC Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time combines (by combination, reverse stock split or otherwise) its outstanding shares of CHC Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 3(f) shall become effective immediately after the effective date of such subdivision or combination.

4. Default.

(a) Each of the following events shall be an “Event of Default” hereunder:

(i) the Company engages in any liquidation, dissolution or winding up;

(ii) the Company transfers substantially all of the assets or voting control over a material subsidiary;

(iii) the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing;

(iv) an involuntary petition is filed against the Company under any bankruptcy statute now or hereafter in effect and such petition continues without dismissal for a period of 90 days or more, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company;

(v) the Company executes an assignment for the benefit of creditors with respect to a majority of its assets;

(vi) the Company fails to make any payment of interest under this Note within five (5) days of the date due;

(vii) the Company fails to pay this Note and any and all unpaid principal, accrued interest or other amounts owing hereunder at any time on or after Holder makes a Payment Demand following the Maturity Date;

(viii) any default under any agreement of the Company with a third party which consists of the failure to pay indebtedness for borrowed money in excess of $2,500,000 at maturity or which results in a right by such third party, whether or not exercised, to accelerate the maturity of such indebtedness for borrowed money of the Company, including, without limitation, the occurrence of any Event of Default (as defined) under the CHC Term Debentures issued pursuant to the Merger Agreement;

(ix) the Company fails to convert this Note as required hereunder and the Company fails to cure such breach within five (5) days of the Company becoming aware of the occurrence of such breach;

(x) (A) the Company fails to file any form, report or document required to be filed with the Securities Exchange Commission within 10 days of the due date thereof, (B) the Company voluntarily begins a process to delist from any stock exchange on which the CHC Common Stock is then listed, or (C) the Company receives any delisting warning from any stock exchange on which the CHC Common Stock is then listed and such warning is not cured or withdrawn within 120 days; and

(xi) the Company breaches any covenant or agreement in any material respect made by Company in this Note (except as set forth in (vi) or (ix) above) and, as to any breach that is capable of cure, Company fails to cure such breach within thirty (30) days of the Company becoming aware of the occurrence of such breach.

(b) Upon the occurrence and following any Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall, at the option of the Holder, and, in the case of an Event of Default pursuant to Section 3(a)(iii) or (iv) above, automatically, be immediately due, payable and collectible by the Holder pursuant to applicable law.

(c) In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys’ fees and court costs incurred by the Holder in enforcing and collecting this Note.

(d) Upon and during the occurrence of any Event of Default, interest shall accrue thereafter at the rate of 15% per annum compounded annually.

5. Notification of Default. Until the payment of all amounts due under the Convertible Debentures, the Company shall give written notice to Holder of any event which, with or without notice or passage of time or both would constitute an Event of Default within five business days of becoming aware of such event.

6. Usury. In no event shall the interest rate or rates payable under this Note plus any other amounts paid in connection herewith and therewith, exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable. The Company and the Holder, in executing and delivering this Note, intend legally to agree upon the rate or rates of interest and manner of payment stated within it; provided, however, that, anything contained herein to the contrary notwithstanding, if said rate or rates of interest or manner of payment exceeds the maximum allowable under applicable law, then, ipso facto, as of the date of this Note, the Company is and shall be liable only for the payment of such maximum as allowed by law, and payment received from the Company in excess of such legal maximum, whenever received, shall be applied to reduce the principal balance of any remaining obligations to the extent of such excess.

7. Miscellaneous.

(a) Tax Status of Note. The Company intends that this Note represents indebtedness of the Company for federal income tax purposes, and that this Note does not bear original issue discount as determined for U.S. federal income tax purposes. The Company shall report for all U.S. federal income tax purposes in accordance with the intentions described in preceding sentence.

(b) Notices. All notices required or permitted by this Note shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the recipient; (ii) when sent by confirmed facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours of the recipient, then on the next business day; (iii) five calendar days after having been sent by registered or certified mail, with return receipt requested and postage prepaid; or (iv) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to the Company shall be sent to the Company at 5000 Quorum Drive, Suite 400, Dallas, Texas 75254, Attention: Chief Financial Officer, Email: bmihelich@comsovereign.com (or at such other address or to the attention of such other person as the Company may designate by ten days’ advance written notice to the Holder) with a copy to Pryor Cashman LLP, 7 Times Square, New York, New York 10036, Attention: Eric M. Hellige, Esq., Email: ehellige@pryorcashman.com; and to Holder at the address set forth on the Signature Page attached hereto (or at such other address or to the attention of such other person as Holder may designate by ten days’ advance written notice to the Company).

(c) Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

(d) Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware.

(e) Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(f) Amendment and Waiver. This Note may be amended only with the written consent of the Company and the Holder.

(g) Cumulative Remedies. The Holder’s rights and remedies hereunder shall be cumulative. No exercise by the Holder of one right or remedy shall be deemed an election, and no waiver by the Holder of any Event of Default shall be deemed a continuing waiver.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed and delivered as of the day and year first written above.

COMSOVEREIGN HOLDING CORP.

By:
Name:
Title: